EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Flagstar Bank, National Association, and that this agreement may be included as an exhibit to such joint filing.

Dated: January 30, 2026

RCP EAGLE HOLDINGS LP

By: RCP Eagle Holdings GP LLC
Its: General Partner

/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Authorized Signatory

RCP EAGLE HOLDINGS GP LLC

By: Reverence Capital Partners Opportunities
Fund V (PE Fund III) GP, L.P.
Its: Member

By: Reverence Capital Partners Opportunities
Fund V (PE Fund III) GP, LLC
Its: General Partner

/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Authorized Signatory

RCP GENPAR HOLDCO LLC

/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Authorized Signatory